

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2024

Howard Doss
Chief Financial Officer
PowerUp Acquisition Corp.
188 Grand Street, Unit #195
New York, NY 10013

> **Re: PowerUp Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed March 21, 2023**
> **File No. 001-41293**

Dear Howard Doss:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction